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                              March 6, 2024

       Sean Brownridge
       Partner, Schulte Roth & Zabel LLP
       Walt Disney Co.
       919 Third Avenue
       New York, NY 10022

                                                        Re: Walt Disney Co.
                                                            Soliciting
statements by Mr. Rasulo
                                                            File No. 001-38842

       Dear Sean Brownridge:

              We have reviewed your soliciting statements and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your statements.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Soliciting statements by Mr. Rasulo

       General

   1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual
basis must exist for each such opinion or belief. Support for opinions or beliefs should be
self-evident, disclosed in the proxy statement or provided to the staff on a supplemental
basis. With a view toward revised disclosure, provide support for your statements below from
Mr. Rasulo   s interview on CNBC on February 27, 2024:

                                                              that Disney is
the second-worst company in the S&P on say on pay.
                                                              that the Board is
   responsible for reviewing capital deployment, they are responsible for reviewing
communications to shareholders, they   re responsible for paying
                                                            consistent with
performance. None of these things happen at Disney.
                                                              that Disney   s
growth and profitability in the media business was    doing miserably
                                                            and that the
media segment is doing twice or three times as bad    as its competitors.
 Sean Brownridge
FirstName  LastNameSean Brownridge
Walt Disney  Co.
Comapany
March      NameWalt Disney Co.
       6, 2024
March2 6, 2024 Page 2
Page
FirstName LastName
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions